20549-0408

                           February 3, 2005


Martin A. Thomson
President
First Federal of Northern Michigan Bancorp, Inc.
100 South Second Avenue
Alpena, Michigan  49707

Re: First Federal of Northern Michigan Bancorp, Inc.
            Currently filing as Alpena Bancshares, Inc.
       Form SB-2, amendment number 1, filed January 26, 2005
       File Number 333-121178

Dear Mr. Thomson:

      We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
How We Determined the Offering Price...page 9

1. Please expand the table at the top of page 10 to include
Alpena`s
pricing multiples.

2. In addition, expand the narrative to discuss the reasons for pricing the second step at below book value with both Alpena`s pricing multiples as well as the peer group pricing multiples.

Aftermarket Performance

3. Add disclosure, including a tabular presentation, regarding aftermarket performance by second step thrift conversions directly following the "How We Determined the Offering Range..." disclosure.
As discussed with counsel, we would not object if you include aftermarket performance information for the last 2 years and compare that 2 year information with the most recent 6 months aftermarket performance- assuming reasonable basis for peer group presentation.

Benefits to Management...page 15

4. Move this disclosure to directly follow the Aftermarket
Performance disclosure.

Our Failure to Utilize Effectively the Net Proceeds... - page 22

5. We reiterate our prior comment 15. It appears material to understand how long the offering will negatively impact earnings.
Please provide the estimated range of months management expects to break even.

Recent Developments

Comparison of Operating Results for the Three Months Ended
December
31, 2004 and December 31, 2003

General - page 31

6. Please revise to discuss what types of fees you earn from the "skip pay" program and to quantify the impact on the periods presented, revising MD&A as applicable. Also, revise the Business section to disclose and discuss the terms of this program.

Provision for Loan Losses - page 32

7. Please revise to discuss why the provision increased for the three months ended December 31, 2004 as compared to December 31, 2003 since your methodology was the same and charge-offs did not increase proportionately. Also, discuss the facts and circumstances resulting in the decrease in the allowance for loan losses as a percentage of total loans.

Critical Accounting Estimates - page 54

8. Please revise to discuss why management believes a comparison of the range of the provision for loan losses over the past five years to the range of historical losses over the same period is evidence that the provisions and charge-offs have proven to be relatively accurate (emphasis added).

Business Strategy

Increasing and Diversifying our Sources of Non-Interest Income -
page
57

9. Please refer to our previous comment 29. Revise your business section to include a discussion of all of your subsidiaries, including the subsidiaries of First Federal of Northern Michigan, to address all applicable topics as required by Item 101(b) of Regulation S-B. Ensure you discuss the BCBS contract with your insurance segment, including the terms of the contract and the percentage of insurance revenues it represents.

Management of Interest Rate Risk - page 58

10. We note the sentence bridging pages 58 and 59, and the next sentence. Please indicate that you will also use this cash to make commercial loans. Please also revised the filing to better explain why you are in this cash rich position, we understand from counsel that in anticipates a return to mortgage lending, and the consequences of offering proceeds on this situation. Note our prior comment 27.

Lending Activities - page 73

11. Under this or other appropriate subheading discuss you mortgage banking activities. See our prior comment 28. While these operations may not warrant disclosure in the future, they currently appear to represent a significant component of your operations, and thus warrant disclosure.

Classification of Assets - page 82

12. We note your response to our prior comment 39. It remains unclear why you have characterized your investment in FSMC as substandard, which implies that your investment is in the form of a loan. See our comment above on including expanded discussions of your subsidiaries in the Business section and also address the following:

* Please revise to disclose how your accounting for the impairment of
FSMC complies with SFAS 144.

* Please revise to disclose your total investment in FSMC.

* Please revise to disclose where the fair adjustment of $121,000 is recorded in the statement of operations and how the amount was determined.




Material Income Tax Consequences - page 135

13. We note the assumption in the last full paragraph on page 137 as well as the related narrative disclosure on page 138. Please revise both the disclosure and opinion consistent with longstanding staff position. We may have further comment based upon your response.

Consolidated Financial Statements

General

14. We note your response to our previous comment 47. It appears to us that the operations of InsuranCenter represent a segment under SFAS 131 and that appropriate disclosures under that standard are required. We considered the following in our review.

* As noted in your response, the operations of your insurance segment exceed the quantitative threshold set forth in SFAS 131.

* It appears the types of products and services, customer base and geographic areas of this segment are different from those of your banking segment.

* It appears discrete financial information is maintained and available for this segment.

	To the extent you continue to assert that these operations do not represent a segment as contemplated by SFAS 131, provide us an expanded discussion of how management reviews the financial position and operating results of the company along with copies of all materials reporting the company`s financial position and operating results provided to the Board of Directors. Otherwise, revise to provide the disclosures required by SFAS 131.

Consolidated Statement of Financial Condition - page F-3

15. Please revise to present goodwill as a separate line item.
Refer
to paragraph 43 of SFAS 142.

Note 1 - Summary of Significant Accounting Policies

General

16. Please revise to include an affirmative statement that the interim financial statements include all adjustments which, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to instruction 2 of Item 310(b) of
Regulation S-B

Principals of Consolidation and Organization - page F-9

17. Please revise to disclose how you determined that 20 years was an appropriate amortization period for the customers lists and the exclusive health care contract. Also, disclose and discuss the terms of the exclusive contract with BSBC.

Core Deposit Intangible - page F-14

18. Please revise to disclose how you determine the expected lives for your core deposit intangibles.

Note 14 - Employee Benefit Plans - page F-45

19. Please revise to disclose the limited rights included within your stock option plan, and state what the restrictions are. If you have no intention of issuing restricted stock, then state so.

List of Exhibits

20. If the appraisal will be available at the bank you should disclose that here.


      *  *  *  *  *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Rebekah Moore at
202-842-5482, or to Paul Cline, Senior Accountant, at 202-942-
1782.
Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1779.

      						Sincerely,


							Barry McCarty
      Senior Counsel

By fax : Steve Lanter
	  Fax number 202-362-2902
??

??

??

??

First Federal of Northern Michigan Bancorp, Inc.
Page 6